As filed with the Securities and Exchange Commission on September 8, 2004

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) of the Securities
Exchange Act of 1934

(Amendment No. 1)

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

(Name of Subject Company (issuer))

BRASILCEL N.V.
PORTUGAL TELECOM, SGPS, S.A.
PT MÓVEIS, SGPS, S.A.
TELEFÓNICA MÓVILES, S.A.
(Name of Filing Person (offeror))

Preferred shares, without par value
American Depositary Shares (as evidenced by
American Depositary Receipts),
each representing 50,000 preferred shares
Common shares, without par value (Title of Class of Securities)

87943B1026 (American Depositary Shares)
(CUSIP Number of Class of Securities)

S. Todd Crider, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☑	third party tender offer subject to Rule 14d-1	☐	going-private transaction subject to Rule 13e-3
☐	issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Item 12. Exhibits
SIGNATURE
EXHIBIT INDEX
EX-A.1.H: CLARIFICATION

INTRODUCTORY STATEMENT

     This amendment relates to the Tender Offer Statement on Schedule TO (the “Tender Offer Statement”) filed on September 1, 2004 regarding the tender offer by Brasilcel N.V., a corporation organized under the laws of The Netherlands (“Brasilcel”), a joint venture among Portugal Telecom, SGPS, S.A., PT Móveis, SGPS, S.A. (a wholly owned subsidiary of Portugal Telecom, SGPS, S.A.) and Telefónica Móviles, S.A., to purchase for cash up to 16,723,247,000 common shares and up to 92,499,407,000 preferred shares of Tele Leste Celular Participações S.A., a corporation organized under the laws of the Federative Republic of Brazil, at a price of R$0.90 per 1,000 common shares and R$1.10 per 1,000 preferred shares without interest, net of applicable stock exchange and settlement fees, brokerage fees or commissions and withholding taxes.

     Subject to the terms and conditions of the tender offer, as set forth in the Tender Offer Statement, as amended hereby, the tender offer and the withdrawal rights expire on October 8, 2004, unless the offer is extended or earlier terminated. However, unless the offer is extended or earlier terminated, to participate in the tender offer, a holder must qualify for the tender offer (1) if a holder of American Depositary Shares, or “ADSs,” participating in the tender offer through The Bank of New York, as receiving agent, no later than 5:00 p.m., New York City time, on October 1, 2004 (such date, as it may be extended by Brasilcel in its sole discretion, the “ADS Qualification Date”) and (2) if a holder of common shares or preferred shares, no later than 4:00 p.m., New York City time, on October 7, 2004 (such date, as it may be extended by Brasilcel in its sole discretion, the “Share Qualification Date”). Withdrawals of ADSs by ADS holders who wish to participate in the tender offer through the receiving agent will not be accepted after 5:00 p.m., New York City time, on October 6, 2004, unless the offer is extended or terminated.

     To the extent permitted by applicable Brazilian and U.S. securities laws and the terms of the tender offer, Brasilcel reserves the right, at any time and from time to time, in its sole discretion, (1) to extend the period of time during which the tender offer is open and thereby delay acceptance for payment of and payment for tendered shares, (2) to amend the tender offer in any respect and (3) to terminate the tender offer without purchasing any shares. In order to comply with the requirements of the U.S. Securities and Exchange Act of 1934, as amended, or the “Exchange Act,” and the regulations thereunder, any such extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Share Qualification Date. Subject to applicable law (including Rule 14e-1 under the Exchange Act, which requires that material changes be promptly disseminated to shareholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which Brasilcel may choose to make any public announcement, Brasilcel will have no obligation to publish, advertise or otherwise communicate any such public announcement in the United States other than by issuing a press release to the Dow Jones News Service, the Public Relations Newswire or Business Wire.

     This amendment is being filed to add Exhibit (a)(1)(H) to Item 12 of the Tender Offer Statement. Item 12 is hereby amended and restated as follows:

Item 12. Exhibits

(a)(1)(A)	Offer to purchase dated September 1, 2004.

(a)(1)(B)	Form of letter of transmittal.

(a)(1)(C)	Letter to brokers, dealers, commercial banks, trust companies and other nominees.

(a)(1)(D)	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees.

(a)(1)(E)	Announcement to shareholders (edital) dated September 1, 2004.

(a)(1)(F)	Notice of guaranteed delivery.

(a)(1)(G)	Guidelines for certification of taxpayer identification number on Substitute Form W-9.

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(a)(1)(H)	Clarification, published September 2, 2004, to announcement to shareholders (edital) filed as Exhibit (a)(1)(E).

(a)(5)(A)	Summary advertisement dated September 1, 2004.

(a)(5)(B)	Press release dated August 24, 2004, incorporated herein by reference to the first pre-commencement communication filed by the filing persons under cover of Schedule TO on August 25, 2004 (Exhibit 1.2) (SEC File No. 005-59155).

(a)(5)(C)	Notice of material fact (fato relevante) dated August 25, 2004, incorporated herein by reference to the precommencement communication filed by the filing persons under cover of Schedule TO on August 27, 2004 (Exhibit 1.1) (SEC File No. 005-59155).

(a)(5)(D)	Investor presentation dated August 25, 2004, incorporated herein by reference to the second pre-commencement communication filed by the filing persons under cover of Schedule TO on August 25, 2004 (Exhibit 1.1) (SEC File No. 005-59155).

(a)(5)(E)	Notice of material fact (fato relevante) dated September 1, 2004.

(a)(5)(F)	Press release dated September 1, 2004.

(b)	Any applicable loan agreements among the filing persons and their affiliates to be filed by amendment when such agreements, if any, are in place. See Item 7.

(d)(1)	Shareholders Agreement by and among Telefónica Móviles, S.A., Portugal Telecom SGPS, S.A., PT Móveis SGPS, S.A., and Brasilcel B.V. on October 17, 2002, incorporated by reference to Exhibit 4.3 to the Annual Report on Form 20-F of Telefónica, S.A. filed on June 30, 2003 (the “2002 Telefónica 20-F”) (SEC file number 001-09531).

(d)(2)	Subscription Agreement by and among Telefónica Móviles, S.A., Portugal Telecom SGPS, S.A., PT Móveis SGPS, S.A., and Brasilcel B.V. on October 17, 2002, incorporated by reference to Exhibit 4.4 to the 2002 Telefónica 20-F.

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SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BRASILCEL N.V.
By:	/s/ Francisco José Azevedo Padinha
------------------------------------------------------
Name:	Francisco José Azevedo Padinha
Title:	Chief Executive Officer

By:	/s/ Javier Rodríguez Garcia
------------------------------------------------------
Name:	Javier Rodríguez Garcia
Title:	Vice President for Technology and Markets

Dated: September 8, 2004

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PORTUGAL TELECOM, SGPS, S.A.
By:	/s/ Miguel Horta e Costa
--------------------------------------
Name:	Miguel Horta e Costa
Title:	President and Chief Executive Officer

By:	/s/ Zeinal Bava
--------------------------------------
Name:	Zeinal Bava
Title:	Chief Financial Officer

Dated: September 8, 2004

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PT MÓVEIS, SGPS, S.A.
By:	/s/ Carlos Vasconcellos Cruz
--------------------------------------
Name:	Carlos Vasconcellos Cruz
Title:	Chief Executive Officer

By:	/s/ Diogo Horta e Costa
--------------------------------------
Name:	Diogo Horta e Costa
Title:	Director

Dated: September 8, 2004

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TELEFÓNICA MÓVILES, S.A.
By:	/s/ Antonio Hornedo Muguiro
-------------------------------------------
Name:	Antonio Hornedo Muguiro
Title:	General Counsel

By:	/s/ Ernesto Lopez Mozo
-------------------------------------------
Name:	Ernesto Lopez Mozo
Title:	Chief Financial Officer

Dated: September 8, 2004

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EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to purchase dated September 1, 2004.*

(a)(1)(B)	Form of letter of transmittal.*

(a)(1)(C)	Letter to brokers, dealers, commercial banks, trust companies and other nominees.*

(a)(1)(D)	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees.*

(a)(1)(E)	Announcement to shareholders (edital) dated September 1, 2004.*

(a)(1)(F)	Notice of guaranteed delivery.*

(a)(1)(G)	Guidelines for certification of taxpayer identification number on Substitute Form W-9.*

(a)(1)(H)	Clarification, published September 2, 2004, to announcement to shareholders (edital) filed as Exhibit (a)(1)(E).**

(a)(5)(A)	Summary advertisement dated September 1, 2004.*

(a)(5)(B)	Press release dated August 24, 2004, incorporated herein by reference to the first pre-commencement communication filed by the filing persons under cover of Schedule TO on August 25, 2004 (Exhibit 1.2) (SEC File No. 005-79099).

(a)(5)(C)	Notice of material fact (fato relevante) dated August 25, 2004, incorporated herein by reference to the precommencement communication filed by the filing persons under cover of Schedule TO on August 27, 2004 (Exhibit 1.1) (SEC File No. 005-79099).

(a)(5)(D)	Investor presentation dated August 25, 2004, incorporated herein by reference to the second pre- commencement communication filed by the filing persons under cover of Schedule TO on August 25, 2004 (Exhibit 1.1) (SEC File No. 005-79099).

(a)(5)(E)	Notice of material fact (fato relevante) dated September 1, 2004.*

(a)(5)(F)	Press release dated September 1, 2004.*

(b)	Any applicable loan agreements among the filing persons and their affiliates to be filed by amendment when such agreements, if any, are in place. See Item 7.

(d)(1)	Shareholders Agreement by and among Telefónica Móviles, S.A., Portugal Telecom SGPS, S.A., PT Móveis SGPS, S.A., and Brasilcel B.V. on October 17, 2002, incorporated by reference to Exhibit 4.3 to the Annual Report on Form 20-F of Telefónica, S.A. filed on June 30, 2003 (the “2002 Telefónica 20-F”) (SEC file number 001-09531).

(d)(2)	Subscription Agreement by and among Telefónica Móviles, S.A., Portugal Telecom SGPS, S.A., PT Móveis SGPS, S.A., and Brasilcel B.V. on October 17, 2002, incorporated by reference to Exhibit 4.4 to the 2002 Telefónica 20-F.

*	Previously filed.

**	Filed herewith.